Geogreens

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	900.44
Sales of Product Income	22.49
Total Income	**$922.93**
Cost of Goods Sold	
Cost of goods sold	0.00
Supplies & materials - COGS	986.97
Total Cost of goods sold	**986.97**
Total Cost of Goods Sold	**$986.97**
GROSS PROFIT	**$ -64.04**
Expenses	
Advertising & marketing	124.67
Food Certifications	725.00
Trademarking	50.00
Total Advertising & marketing	**899.67**
Contract labor	3,875.00
Entertainment	32.11
General business expenses	0.00
Bank fees & service charges	1.51
Continuing education	225.00
Memberships & subscriptions	962.50
Total General business expenses	**1,189.01**
Insurance	777.28
Interest paid	0.00
Business loan interest	0.00
Short term business loan interest	1,003.25
Total Business loan interest	**1,003.25**
Total Interest paid	**1,003.25**
Lease buyout	4,832.44
Legal & accounting services	0.00
Legal Fees	3,650.00
Total Legal & accounting services	**3,650.00**
Meals	20.24
Office expenses	0.00
Merchant account fees	13.81
Office supplies	318.83
Printing & photocopying	102.49
Shipping & postage	14.89
Small tools & equipment	832.68

Geogreens

Profit and Loss
January - December 2021

	TOTAL
Software & apps	62.50
Total Office expenses	**1,345.20**
Rent	4,800.00
Supplies	211.06
Grow Equipment	178.01
Grow Supplies	1,927.37
Supplies	189.59
Supplies & materials	355.44
Total Supplies	**2,861.47**
Utilities	29.92
Total Expenses	**$25,315.59**
NET OPERATING INCOME	**$ -25,379.63**
Other Income	
Interest earned	7.01
Total Other Income	**$7.01**
NET OTHER INCOME	**$7.01**
NET INCOME	**$ -25,372.62**

Geogreens

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	168,264.32
Total Bank Accounts	**$168,264.32**
Accounts Receivable	
Accounts Receivable (A/R)	3.00
Total Accounts Receivable	**$3.00**
Other Current Assets	
Uncategorized Asset	-108.99
Total Other Current Assets	**$ -108.99**
Total Current Assets	**$168,158.33**
TOTAL ASSETS	**$168,158.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short-term business loans	75,000.00
Total Other Current Liabilities	**$75,000.00**
Total Current Liabilities	**$75,000.00**
Total Liabilities	**$75,000.00**
Equity	
Grant Income	32,500.00
Opening balance equity	1,031.55
Partner Contributions	84,999.40
Retained Earnings	0.00
Net Income	-25,372.62
Total Equity	**$93,158.33**
TOTAL LIABILITIES AND EQUITY	**$168,158.33**

Geogreens

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-25,372.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-3.00
Uncategorized Asset	108.99
Short-term business loans	75,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**75,105.99**
Net cash provided by operating activities	**$49,733.37**
FINANCING ACTIVITIES	
Grant Income	32,500.00
Opening balance equity	1,031.55
Partner Contributions	84,999.40
Net cash provided by financing activities	**$118,530.95**
NET CASH INCREASE FOR PERIOD	**$168,264.32**
CASH AT END OF PERIOD	**$168,264.32**